

16014570

SECURITIES...

Washington, D.C. 20549

SEC Mail Processing Section FEB 26 2016 Washington DC 416

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UMB Distribution Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 W. Galena St.
(No. and Street)

Milwaukee (City) WI (State) 53212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Mortensen 414-299-2233 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E. Wisconsin Ave 32nd Floor (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christine Mortensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UMB Distribution Services, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public



JASON D. BARTEL
Notary Public
State of Wisconsin

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition.~~ Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS



BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
UMB Distribution Services, LLC
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of UMB Distribution Services, LLC as of December 31, 2015, and the related statements of income and member's equity, and cash flows for the year then ended. These financial statements are the responsibility of UMB Distribution Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UMB Distribution Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in pages 10-11 has been subjected to audit procedures performed in conjunction with the audit of UMB Distribution Services, LLC's financial statements. The supplemental information is the responsibility of UMB Distribution Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 24, 2016

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015

ASSETS

ASSETS	
Cash and cash equivalents	$ 2,297,923
Accounts receivable	286,946
Prepaid expenses	120,100
Other assets	549
Deferred tax assets – related party	4,547
TOTAL ASSETS	$ 2,710,065

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 26,446
Taxes payable – related party	57,818
TOTAL LIABILITIES	84,264
MEMBER'S EQUITY	2,625,801
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,710,065

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
For the Year Ended December 31, 2015

REVENUES	
Distribution fees	$ 3,962,336
Other revenue	80,347
Total Revenues	4,042,683
EXPENSES	
Employee compensation	2,564,569
Management and administrative fees	887,846
Registration fees	58,647
Professional fees	16,066
General and administrative	77,555
Total Expenses	3,604,683
NET INCOME BEFORE INCOME TAXES	438,000
Income tax expense	160,102
NET INCOME AFTER INCOME TAXES	277,898
MEMBER'S EQUITY - Beginning of Year	3,547,903
Member's distributions	(1,200,000)
MEMBER'S EQUITY - END OF YEAR	$ 2,625,801

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 277,898
Adjustments to reconcile net income to net cash flows from operating activities	
Changes in assets and liabilities	
Accounts receivable	(77,400)
Prepaid expenses	(8,488)
Other Assets	3,205
Accrued expenses	(20,720)
Taxes payable – related party	17,911
Deferred income taxes	(655)
Net Cash Flows From Operating Activities	191,751
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's Distributions	(1,200,000)
Net Cash Outflows From Financing Activities	(1,200,000)
Net Change in Cash and Cash Equivalents	(1,008,249)
CASH AND CASH EQUIVALENTS - Beginning of Year	3,306,172
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 2,297,923
SUPPLEMENTAL INFORMATION	
Income taxes paid	$ 142,846

UMB DISTRIBUTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2015

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

UMB Distribution Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides distribution and other services to registered investment companies. The Company is organized as a Wisconsin limited liability company and is 100% owned by UMB Fund Services, Inc. (the "Parent").

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Concentration of Credit Risk

The Company's cash accounts are on deposit at two financial institutions. The amounts on deposit at December 31, 2015 at one of the two financial institutions exceeded the $250,000 federally-insured limit by $1,993,609.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. At December 31, 2015, no allowance for doubtful accounts was provided as all receivables are considered collectible.

Revenue

Revenue consists of fees for providing fulfillment and distribution services and is recognized when services are provided.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2015.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes (cont.)

The Company is a single member limited liability company and treated as a disregarded entity for federal income tax purposes. The Company files consolidated federal and state income tax returns with UMB Financial Corporation and its subsidiaries. With limited exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2012. Income taxes are computed utilizing the incremental consolidated tax rates. Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with the allocation of federal expense/benefit, unless applicable law requires a different method of allocation.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. Based on its evaluation, the Company has determined that there were no significant uncertain tax positions requiring recognition in the accompanying financial statements. As of December 31, 2015, the Company had no accrued interest or penalties related to uncertain tax positions.

Exemptive Provision

Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, also known as the customer protection rule, requires a broker-dealer that maintains custody of customer securities and cash to maintain (i) physical possession or control over customers' fully paid and excess margin securities and (ii) a reserve of cash or qualified securities in an account at a bank that is at least equal in value to the net cash owed to customers, including cash obtained from the use of customer securities.

The Company operates under the provisions of an exemption from Rule 15c3-3 provided in paragraph (k)(1) of Rule 15c3-3. In order to operate under the exemption provided for in paragraph (k)(1), a broker-dealer must satisfy the following three conditions: (i) transactions as principal of any company account are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or participations in an insurance company separate account; (ii) transactions as broker (agent) are limited to (a) the sale and or redemption of redeemable securities of registered investment companies or participations in an insurance company separate account, (b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States and (c) the sale of securities for the account of a customer to obtain funds for the immediate reinvestment in redeemable securities of registered investment companies; and (iii) the broker or dealer promptly transmits all funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company meets all of the requirements necessary to claim the exemption provided for under paragraph (k)(1). The Company does not (i) conduct securities transactions as a principal; (ii) sell or redeem securities as an agent for customers and (iii) does not receive funds or securities in connection with activities as broker or dealer (and would transmit to the appropriate party promptly if so received), and does not otherwise hold funds or securities for, or owe money or securities to, customers.

UMB DISTRIBUTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2015

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

UMB Fund Services, Inc.

The Company and the Parent entered into a management agreement which specifies a method by which certain expenses including salaries, benefits, rent, and administrative expenses are allocated from the Parent to the Company. The agreement also states which expenses are eligible for allocation. Expenses incurred under this agreement were $887,846 for the year ended December 31, 2015.

The Company operates out of a location shared with the Parent.

The Company has clients in common with the Parent, but provides independent services on behalf of those clients.

At December 31, 2015, deferred tax assets were $4,547 and taxes payable to the parent were $57,818.

The Company distributed $1,200,000 to the Parent in 2015.

Scout Investments, Inc. & Scout Distributors, LLC

Scout Investments, Inc., Scout Distributors, LLC and the Company are subsidiaries of UMB Financial Corporation. Scout Investments, Inc., Scout Distributors, LLC and the Company entered into an agreement pursuant to which the Company provides distribution-related services to Scout Investments, Inc. and Scout Distributors, LLC. Pursuant to such agreement, Scout Investments, Inc. pays all fees and expenses related to the provision of such services. A portion of such expenses relates to the Company's agreement to compensate licensed representatives of the Company which are also employees of Scout Distributors, LLC, in compliance with applicable NASD rules. Revenue from Scout Investments, Inc. totaled $2,833,933 for the year ended December 31, 2015, which is included in Distribution Fees in the Statement of Income and Member's Equity. Of that, $2,564,569 is pass through revenue which is offset by employee compensation paid to Scout Distributors, LLC which totaled $2,564,569 for the year ended December 31, 2015. The additional $269,364 was revenue earned for distribution services provided to Scout Investments, Inc. for the year ended December 31, 2015.

UMB DISTRIBUTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2015

NOTE 3 - Major Clients

For the year ended December 31, 2015, three clients accounted for $3,590,191 or approximately 89% of the Company's total revenue. Accounts receivable from these clients at December 31, 2015 totaled $194,690, or approximately 68% of total accounts receivable.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2015, the Company had net capital of $2,213,659 which was $2,188,659 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .0381 to 1 at December 31, 2015.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2015.

NOTE 5 - Income Taxes

The Company is included in a consolidated federal income tax return and various consolidated or combined state returns. The consolidated current and deferred federal and state income tax expense of the group is allocated among the members in a systematic and consistent manner based on each member's share of the consolidated tax expense.

Income tax expense include the following components:

	Year Ended December 31, 2015
Current:	
Federal	$ 150,592
State	10,123
Total current tax expense	160,715
Deferred:	
Federal	(1,100)
State	487
Total deferred tax benefit	(613)
Income tax expense	$ 160,102

Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis.

UMB DISTRIBUTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2015

NOTE 5 - Income Taxes (cont.)

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2015	
Deferred Tax Assets:		
Accrued expenses	$	5,713
Deferred Tax Liabilities:		
Prepaid expenses		(1,046)
Net Deferred Tax Asset	$	4,666

No valuation allowance, as defined by ASC Topic 740, is required as management believes it is more likely than not that the deferred tax assets are realizable.

The provision for income taxes differs from that computed at the federal statutory corporate tax rate for the year ended December 31, 2015 as follows:

Income before income tax expense	$	438,000
Tax expense at statutory rate of 35%	$	153,300
State income tax, net of federal effect		6,896
Other		(94)
Total income tax expense	$	160,102
Effective tax rate		37%

NOTE 6 - Subsequent Events

The Company has evaluated subsequent events through date of issuance. No subsequent events were identified.

SUPPLEMENTAL INFORMATION

UMB DISTRIBUTION SERVICES, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the Securities and Exchange Commission Capital Rule
As of December 31, 2015

AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 26,446
Taxes payable – related party	57,818
Total Aggregate Indebtedness	$ 84,264
Minimum required net capital (based on aggregate indebtedness)	$ 5,618
NET CAPITAL	
Member's equity	$ 2,625,801
Deductions:	
Accounts receivable	(286,946)
Prepaid expenses	(120,100)
Other assets	(549)
Deferred tax assets – related party	(4,547)
Net Capital	2,213,659
Net capital requirement (Minimum)	25,000
Capital in excess of minimum requirement	$ 2,188,659
Ratio of aggregate indebtedness to net capital	.0381 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

UMB DISTRIBUTION SERVICES, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 and INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).
x Karen Fay Luedtke   January 12, 2015
Authorized Signature/Title   Date

SIPC-3 2015

8-

8-042106 FINRA DEC 1/31/1990
UMB DISTRIBUTION SERVICES LLC
ATTN: KAREN FAY LUEDTKE
235 W GALENA ST
MILWAUKEE, WI 53212

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY 2015_

—

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending __December 31, 2015__ its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.


BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM OF EXCLUSION FROM MEMBERSHIP IN SIPC

The Sole Member of
UMB Distribution Services, LLC
Milwaukee, Wisconsin

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Commission Act of 1934 (the "Exchange Act"), we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of UMB Distribution Services, LLC for the year ended December 31, 2015 and filed with the Securities Investor Protection Corporation ("SIPC") on January 12, 2015. The procedure we performed is as follows:

> We compared the income reported on the audited form X-17A-5 for the year ended December 31, 2015, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with generally accepted auditing standards, we do not express and opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that income reported on the audited Form X-17A-5 for the year ended December 31, 2015 was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you with complying with Exchange Act Rule 17a-5(e)(4), and our report is not intended to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of UMB Distribution Services, LLC taken as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 24, 2016

UMB DISTRIBUTION SERVICES, LLC

Milwaukee, Wisconsin

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of and for the year ended December 31, 2015

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS



BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
UMB Distribution Services, LLC
Milwaukee, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UMB Distribution Services, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which UMB Distribution Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) UMB Distribution Services, LLC stated that UMB Distribution Services, LLC met the identified exemption provisions as of December 31, 2015 and for the year then ended without exception. UMB Distribution Services, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UMB Distribution Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 24, 2016



January 27, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

UMB Distribution Services, LLC operates under the provisions of the exemption from Rule 15c3-3 of the Securities Act of 1934, as amended, provided in paragraph (k)(1) of Rule 15c3-3.

UMB Distribution Services, LLC met all of the requirements necessary to claim the exemption provided for under paragraph (k)(1) for the year ended December 31, 2015 without exception.

Sincerely,

Christine Mortensen
Senior Vice President - Finance

Distribution Services, LLC

235 West Galena Street
Milwaukee, Wisconsin 53212

888.844.3350
414.299.2171 Fax

umbfs.com